EXHIBIT 3.1
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                            AMENDMENT TO BY-LAWS

                                     OF

                WISCONSIN CENTRAL TRANSPORTATION CORPORATION

                                May 20, 1999


         Section 3.2. is amended to read in its entirety as follows:

         ss. 3.2. Number, Election, Term of Office and Qualifications. The number of directors which shall constitute the whole board shall consist of not less than four (4) nor more than twelve (12) persons. The exact number of directors within the minimum and maximum limitations specified in the preceding sentence shall be fixed from time to time by the board of directors pursuant to a resolution adopted by two-thirds of the entire board of directors, but no decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director. At the 1999 annual meeting of stockholders, the directors shall be divided into three classes, as nearly equal in number as possible, with the term of office of the first class to expire at the 2000 annual meeting of stockholders, the term of office of the second class to expire at the 2001 annual meeting of stockholders and the term of office of the third class to expire at the 2002 annual meeting of stockholders, and with each class to hold office until its successors are elected and qualified or until his or her earlier death, resignation or removal in a manner permitted by statute or these by-laws. At each annual meeting of stockholders following such initial classification and election, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Directors need not be stockholders.


         Section 3.3. is amended to read in its entirety as follows:

         ss. 3.3. Vacancies. Except as provided in the certificate of incorporation of the corporation, vacancies occurring in the board of directors and newly-created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Any newly-created directorships shall be allocated among the classes of directors so as to cause the three classes to be as nearly equal in number as possible. Any director elected in accordance with this paragraph will hold office for the remainder of the full term of the class of directors in which the new directorship was created or such vacancy occurred or until his or her earlier death, resignation or removal in a manner permitted by statute or these by-laws.


         Section 3.13. is amended to read in its entirety as follows:

         ss. 3.13. Removal. Except as otherwise provided by statute or the certificate of incorporation of the corporation, so long as the board of directors is classified in accordance with Section 141(d) of the General Corporation Law of Delaware, any director or the entire board of directors may be removed by the stockholders only for cause by a majority of the votes entitled to be cast at an election of directors.

Approved by the Shareholders on May 20, 1999.